Filed pursuant to Rule 433
Registration Statement No. 333-135851
Free Writing Prospectus	October 30, 2006

INNOPHOS HOLDINGS, INC.

This free writing prospectus should be read together with the preliminary prospectus dated October 20, 2006 (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-135851) relating to the initial public offering of the common stock of Innophos Holdings, Inc. The information in this free writing prospectus is preliminary and is subject to completion or change. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1364099/000119312506211487/0001193125-06-211487-index.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Dilution

The following disclosure provides the decrease in net tangible book deficit per common share to our existing stockholders, assuming the occurrence of this offering:

After deducting the estimated underwriters’ discount and estimated offering expenses paid by us, our net tangible book deficit, as adjusted, as of June 30, 2006 would have been $29.6 million, or $1.57 per share of common stock (after giving effect to the conversion of our Class A and Class L common stock into a single class of stock). Assuming the occurrence of this offering as of June 30, 2006, this represents an immediate decrease in net tangible book deficit of $7.66 per common share to our existing common stockholders and an immediate dilution of $16.57 per common share to new investors purchasing our common stock in this offering.

Results of Operations

The following disclosure clarifies the discussion on page 40 of the Preliminary Prospectus to note that the share loss referred to is one of the aforementioned elements of the volume/mix decline for Specialty Salts and Specialty Acids:

The primary drivers of the 33% of the volume/mix decline for Specialty Salts and Specialty Acids that is due to share loss is comprised of the following:

•	16.8% due to the price driven loss of sales share in one particular product line due to imported material,

•	13.2% due to customers unexpectedly moving their production offshore and lost share in export markets, and

•	3.0% due to other miscellaneous factors.

Senior Credit Agreement

In connection with this offering, we have obtained approval of an amendment to our senior credit facility that will, among other things, (i) exclude the proceeds of this offering from the mandatory prepayment provisions of the senior credit facility, and (ii) allow Innophos, Inc. to pay dividends to Innophos Investments for the purpose of (a) Holdings’ payment of dividends to its stockholders of up to

$15.0 million in any fiscal year plus a certain portion of Innophos, Inc.’s excess cash flow (as defined in the credit agreement) and (b) Innophos Investments’ payment in cash of interest then due on the Floating Rate Senior Notes, subject to the limitation that, for interest payment dates after May 15, 2008, any such payment does not exceed a certain portion of Innophos Inc.’s excess cash flow (as defined in the credit agreement).

This amendment will become effective upon satisfaction of certain conditions, including (i) the execution and delivery of the amendment by the required number of lenders under the senior credit agreement by November 1, 2006, (ii) the prepayment of $30.0 million outstanding under the senior credit agreement, and (iii) prior to December 31, 2006, Holdings’ having completed an initial public offering of its common stock and its having made arrangements for the application of $87.9 million of proceeds of the offering to the prepayment of Floating Rate Senior Notes (including approximately $4.7 million in prepayment penalties).

Directed Share Program

The underwriters have reserved for sale as part of the underwritten offering, at the initial public offering price, up to 434,783 shares of the common stock, or 5% of the total number of shares offered by this prospectus, for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Directors and Executive Officers

On October 30, 2006, Linda J. Myrick was elected to the board of directors of Holdings.

Linda Myrick is Vice President & General Manager, Scott Medical Products, a division of Scott Specialty Gases, Inc. (“SSG”), headquartered in Allentown, PA. Before joining SSG in 2004, she served as an independent member of the Board of Directors of Berwind Pharmaceutical Services, Inc., West Point, PA and from 2001 to 2003 held various executive management positions with Rhodia, Inc. including Vice President & General Manager—North America, Home, Personal Care & Industrial Ingredients, and, until September 2002, Vice President & General Manager—North America (US and Canada), Specialty Phosphates. Prior to joining Rhodia, Ms. Myrick held a number of positions in marketing, strategic planning and business management with FMC Corporation, Philadelphia, PA. Ms. Myrick earned a B.S. in Chemical Engineering from the University of Delaware and an M.B.A. from the Wharton Graduate School of the University of Pennsylvania. Ms. Myrick is a member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Our board of directors has determined that Ms. Myrick is independent as defined in applicable NASDAQ and SEC rules and regulations.

Committees of the Board of Directors

Holdings’ board of directors has established a standing audit committee, compensation committee and nominating and corporate governance committee. The audit committee consists of Mr. Zide, Mr. Conard and Ms. Myrick, an independent director under applicable SEC and NASDAQ rules and regulations. The compensation committee consists of Ms. Myrick and Mr. Hendrix and the nominating and corporate governance committee consists of Mr. Zide and Ms. Myrick. Each of these committees will consist solely of independent directors within the timeframe required by applicable SEC and NASDAQ rules and regulations.

Innophos Holdings, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.